NEWS RELEASE

EMX Royalty Executes an Agreement with Galileo Resources to Acquire a Royalty over the
Ferber Polymetallic Project, Nevada, USA

Vancouver, British Columbia, May 13, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution by its wholly-owned subsidiary Bronco Creek Exploration Inc., of an exploration royalty agreement (the "Agreement") with St. Vincent Minerals US, Inc., a wholly-owned subsidiary of Galileo Resources, PLC (AIM: GLR) ("Galileo"), for the Ferber polymetallic project (the "Project" or "Property") located in Elko County, Nevada. The Agreement provides EMX with the opportunity to earn up to a 1% net smelter returns ("NSR") royalty on Ferber by providing Galileo with exploration and management services to identify and drill test prospective targets on the Property. This exploration work will be funded by Galileo. Additionally, upon completion of the work programs, EMX will have the option to purchase an additional 0.5% NSR royalty interest for $1.0 million (note: all dollar amounts in USD).

The Ferber Project is a copper-gold system located in eastern Nevada, near the border with Utah, approximately 55 kilometers south of Wendover.  The district, has undergone intermittent, small-scale but widespread historical production of copper, lead, silver and gold commencing in the late 1800s. Historical drilling and sampling conducted in the 1980s-1990s returned gold and copper results that are encouraging given current metal prices and a better understanding of Ferber's favorable geological setting from EMX's current work in the area.

Mineralization at Ferber appears centered around an Eocene-age composite intrusive center that has exploration potential for a porphyry copper-gold system, as well as associated skarns and replacement bodies in the surrounding Paleozoic carbonate rocks. In addition, jasperoids and structurally controlled zones of alteration and mineralization observed at Ferber underscore the exploration potential for sediment-hosted gold mineralization. The geologic setting, hydrothermal alteration, and mineralization at Ferber have exploration analogues to other Eocene-age porphyry systems and districts in the Great Basin such as Copper Canyon and Copper Basin at Battle Mountain, Nevada, and Bingham Canyon, Utah.

EMX had previously identified the Ferber area as an under-explored, structurally dismembered hydrothermal system with interesting exploration upside and is excited about the opportunity to work with Galileo Resources to evaluate and advance the Ferber Project. Work on the Target Generation program is planned to commence imminently.

Commercial Terms Overview

The agreement was executed on April 23, 2025. Under the terms of the Agreement, EMX can earn up to a 1% NSR royalty by advancing exploration at the Ferber Project through two milestones. The first is the "Target Generation" milestone whereby EMX will earn a 0.33% NSR royalty by conducting fieldwork that includes, but is not limited to, mapping, sampling, and structural analysis to develop targets on the Property. EMX can then earn an additional 0.67% NSR, 1.0% NSR in total, by managing the first phase of exploration drilling, which comprises the "Reconnaissance Drilling" milestone. These work programs will be fully funded by Galileo, with EMX receiving a 7.5% Management Fee for the Reconnaissance Drilling program in addition to earning royalty interests. Additionally, once the obligations for these two milestones have been met, EMX then has the right to purchase an additional 0.5% NSR royalty for $1.0 million at any time prior to the completion of a feasibility study.

Should Galileo wish to extend the exploration program beyond the Reconnaissance Drilling phase, any further EMX assistance with the program would be subject to an additional agreement between the two parties.

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This transaction results from the royalty generation business aspect to EMX's business model whereby the Company identified a Property with particular exploration upside, controlled by another party, and found a creative way to leverage its geological expertise to add value to partner funded exploration programs in exchange for royalty interests.

Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

Comments on Adjacent or nearby Districts, Mines, and Deposits. The districts, mines, and deposits discussed in this news release provide context for EMX's projects, which occur in similar geologic settings, but this is not necessarily indicative that the Company's projects host similar tonnages or grades of mineralization.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

About Galileo Resources PLC. Galileo is an opportunity-driven company focused on building strategic partnerships in key mining jurisdictions. Specializing in copper and critical battery metals crucial for the green energy transition, Galileo leverages advanced project acquisitions with unrealized potential and accelerates them towards production via innovative data-driven solutions.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: (303) 973-8585 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2025 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2024, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

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